CHINACACHE INTERNATIONAL HOLDINGS LTD.

Section A, Building 3

Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015

People’s Republic of China

March 14, 2013

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Megan Akst, Staff Accountant

Mark Shuman, Legal Branch Chief

Gabriel Eckstein, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: ChinaCache International Holdings Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”)

Filed April 24, 2012 (File No. 001-34873)

Dear Ms. Collins, Ms. Akst, Mr. Shuman and Mr. Eckstein:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 28, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s 2011 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Company’s 2011 Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31,

2011  Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-12

1.                                      We note the proposed revised disclosures provided in your response to comment 10.  Please further revise such disclosures in future filings to clearly indicate (as you have in the forepart of your filing) that the contractual arrangements with the VIEs and its shareholders are valid, binding and enforceable.

In response to the Staff’s comment, in its future filings of the Form 20-F, the Company will revise “Note 1—Organization” of the Company’s consolidated financial statements in the manner previously provided in response to Staff comment No. 10 and will also clearly indicate that the contractual arrangements with the VIEs and its shareholders are valid, binding and enforceable.

2.                                      We note the proposed revised disclosures in response to prior comment 11. Please further revise your disclosures regarding the Exclusive Business Cooperation Agreement to include a discussion of how service fees between ChinaCache and Beijing Jingtian are determined. In this regard, we note from the terms of such agreement, (as filed in Exhibit 10.25) that the service fee equals 100% of Beijing Jingtian’s net income, subject to certain adjustments. Similarly, you should include a discussion of the factors considered in determining the service fees paid pursuant to the Exclusive Technical Support and Service Agreement and the Exclusive Technical Consultation and Training Agreements between ChinaCache and Beijing Blue I.T. as disclosed in your response to prior comment 12. Please provide the proposed revised disclosures that you intend to include in future filings.

In response to the Staff’s comment, in future filings of its Form 20-F, the Company proposes to further revise the disclosure in “Note 1—Organization” it had previously provided in response to Staff comment No. 11 to include a discussion of how service fees between ChinaCache Beijing and its VIEs, Beijing Jingtian and Beijing Blue I.T., are determined, as follows:

“Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement between ChinaCache Beijing and the VIEs, ChinaCache Beijing is to provide exclusive business support, technical and consulting services including technical services, business consultations, access to intellectual property licenses, equipment or property leasing, marketing consultancy, system integration, product research and development and system maintenance in return for fees in an amount as determined and adjustable at the sole discretion of ChinaCache Beijing. The service fees charged to Beijing Blue IT are based on methods set forth in the technical support and service agreement and technical consultation and training agreement, as further discussed below. The service fees charged to Beijing Jingtian is based on 100% of Beijing Jingtian’s profit before tax.

This agreement is valid for ten years and expires on September 23, 2015. Prior to this agreement’s and subsequent agreements’ expiration dates, ChinaCache Beijing can at its sole discretion renew at a term of its choice through written confirmation.

ChinaCache Beijing also agreed to provide unlimited financial support to Shanghai JNet (Note 4(b)) and Beijing Jingtian for their operations and agree to forego the right to seek repayment in the event Shanghai JNet and Beijing Jingtian are unable to repay such funding.

Exclusive technical support and service agreement/Exclusive technical consultation and training agreement/Equipment leasing agreement

Pursuant to these agreements between ChinaCache Beijing and Beijing Blue IT, ChinaCache Beijing is to provide research and development, technical support, consulting, training and equipment leasing services in return for fees, which is adjustable at the sole discretion of ChinaCache Beijing. The fees charged to Blue IT include an annual fixed amount and a variable quarterly amount which is determined based on the following factors:

•                        the number of ChinaCache Beijing’s employees who provided the services pursuant to the business cooperation agreement to Beijing Blue IT during the quarter (the “Quarterly Services”) and the qualifications of the employees;

•                        the number of hours ChinaCache Beijing’s employees spent to provide the Quarterly Services;

•                        operating expenses incurred by ChinaCache Beijing to provide the Quarterly Services;

•                        nature and value of the Quarterly Services; and

•                        Beijing Blue IT’s operating revenue for the quarter.

The original term of each of these three agreements was five years running from September 23, 2005, and each of the agreements was renewed in September 2010 for a five year term which expires on September 23, 2015. The term of the equipment leasing agreement can be extended solely by ChinaCache Beijing by written notice prior to the expiration of the term, and the extended term shall be determined by ChinaCache Beijing. The exclusive business cooperation agreement, exclusive technical support and service agreement, exclusive technical consultation and training agreement, and equipment leasing agreement are collectively referred to as “Service Agreements”.

3.                                      Also, it remains unclear from the revised disclosures provided in response to comment 11, which agreements you rely upon to obtain effective control over the VIEs and those that provide you the ability to receive substantially all of the economic benefits of the VIEs. In this regard, the proposed disclosures on page 17 of your response appear to imply that you obtain control of the VIEs from the irrevocable powers of attorney, however, based on the disclosures beginning on page 49, it appears that you also rely on the loan agreements and share pledge agreements to provide effective control. In addition, you state in your response to prior comment 12 that you receive substantially all of the economic benefits of Beijing Blue I.T. pursuant to the Business Cooperation Agreement, Technical Consulting and Training Agreement and Technical Support and Service Agreements; however, this is not evident in your proposed revised disclosures. Please explain these apparent inconsistences or revise your disclosures accordingly.

The Company respectfully advises the Staff that all of its VIE agreements, as a whole, enable the Company to obtain effective control over the VIEs, absorb expected losses of the VIEs and receive substantially all of the economic benefits of the VIEs.  Although for the benefits of the readers, the Company in its previous Form 20-Fs had categorized each of the VIE agreements as being in one of two categories, namely “Agreements that Provide Us Effective Control” or “Agreements that Transfer Economic Benefits to Us,” some of these VIE agreements are actually both control agreements and agreements that transfer economic benefits to the Company or agreements that transfer economic benefits to the Company and absorb the expected losses of the VIEs.  For instance, the Exclusive Business Cooperation Agreement is primarily an agreement that transfers economic benefits to the Company, but it also provides the Company control over the VIEs because pursuant to this agreement, the VIEs will not accept any consultation or services provided by any third party without ChinaCache Beijing’s prior written consent.  The Exclusive Option Agreement is a control agreement because it enables the Company to replace the VIE’s shareholders at will, but it is also an agreement that transfers economic benefits because any consideration in excess of the outstanding loan amount when received by the VIE shareholders upon the exercise of the exclusive option must be remitted to ChinaCache Beijing.  Similarly, through the Exclusive Business Cooperation Agreement with Beijing Jingtian, the economic benefits of Beijing Jingtian are transferred to the Company and the Company absorbs the expected losses of Beijing Jingtian. Therefore, grouping a VIE agreement into one of two categories is essentially a presentation issue.

In response to the Staff’s comments and in the interests of its readers, the Company will in its future Form 20-Fs categorize its VIE agreements under “Item 4.C—Information on the Company—Organizational Structure” as follows:

Agreements that Provide Us Effective Control

•                  Share Pledge Agreements

•                  Irrevocable Power of Attorney

•                  Exclusive Option Agreements

Agreements that Transfer Economic Benefits to Us or Absorb Losses

•                  Exclusive Business Cooperation Agreement

•                  Exclusive Technical Consultation and Training Agreement.

•                  Exclusive Technical Support and Service Agreement

•                  Equipment Leasing Agreement

•                  Loan Agreements

The Company respectfully advises the Staff that, in future filings of its Form 20-F, the Company will include the following revised disclosure in “Note 1 — Organization” in its consolidated financial statements to reflect the Company’s reliance upon the share pledge agreements and service fees agreements:

“Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable powers of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to ChinaCache Beijing. In addition, the Company, either directly or through ChinaCache Beijing, obtained effective control over the VIEs through the ability to exercise all the rights of the VIEs’ shareholders pursuant to the share pledge agreement and the exclusive option agreements.  The Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses directly through the loan agreement for Beijing Blue IT and through ChinaCache Beijing using the business cooperation agreements for Shanghai JNet (Note 4(b)) and Beijing Jingtian.  In addition, the Company also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through ChinaCache Beijing using the Service Agreements. Thus, the Company is also considered the primary beneficiary of the VIEs either directly or through ChinaCache Beijing. As a result of the above, the Company consolidates the VIEs under by Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) “Consolidation: Overall.”

4.                                      Tell us your consideration to file the reassignment of the powers of attorney to the company on May 10, 2010 as an exhibit. We refer you to the Item 4 of Instructions as to Exhibits of Form 20-F.

The Company respectfully advises the Staff that it does not view the board of directors and shareholder resolutions of ChinaCache Beijing approved on May 10, 2010 (collectively, the “Resolutions”), whereby all shareholder rights that ChinaCache Beijing has in Beijing Blue I.T. and Beijing Jingtian were re-assigned to ChinaCache Beijing’s shareholder or a party designated by ChinaCache Beijing’s shareholder, as an “amendment” to a material contract for the purpose of Item 4 of the instructions to the exhibits of Form 20-F.

Each of the powers of attorney executed by the shareholders of Beijing Blue I.T. and Beijing Jingtian provide that “The WFOE or its designated party is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding…”  As the powers of attorney themselves provide that

ChinaCache Beijing (i.e., the “WFOE” referred to in the preceding sentence) may allow a party designated by ChinaCache Beijing to exercise the rights granted by the WFOE under the powers of attorney, and, consistent with this authorization, ChinaCache Beijing has in fact granted another party (i.e., ChinaCache Beijing’s single shareholder, which is a wholly owned subsidiary of the Company) to exercise these rights pursuant to the Resolutions, the Company does not believe that it is necessary to file the Resolutions as an exhibit to the Form 20-F.

Note 4. Consolidation (Deconsolidation) of Shanghai JNet Deconsolidation of JNet, page F-34

5.             We note your response to comment 14. Considering you terminated the Shanghai JNet agreements in fiscal 2011, please explain further why you continued to include the estimated pre-tax income for 2012 in your post-acquisition settlement calculations.

The Company respectfully advises the Staff that prior to December 26, 2011, when the Terminated Contractual Arrangements (as such term is defined on p. 52 of the 2012 Form 20-F) were terminated, the Company was required to pay out quarterly all of Shanghai JNet’s 2010, 2011 and 2012 pre-tax income to JNet Holdings’ selling shareholders pursuant to a supplemental agreement with JNet Holdings’ selling shareholders on January 28, 2010. As such, the post-acquisition settlement computations during fiscal year 2011 continued to include the estimated fiscal year 2012 pre-tax income pursuant to the above supplemental agreement until the time when the Shanghai JNet agreements were terminated.

6.             In your response to prior comment 15 you indicate that the termination of the Shanghai JNet agreements was due, in part, to the costs of the post-acquisition settlement consideration incurred by the company. Please explain further how the post-acquisition consideration impacted your decision to terminate these agreements as it appears that you incurred these costs regardless of whether or not you terminated the agreements. Also, revise your disclosures in future filings to include a discussion of the reasons for terminating these agreements and provide the proposed disclosures in your response.

The Company respectfully advises the Staff that the payment of the post-acquisition consideration was one of the factors impacting its decision to terminate the Terminated Contractual Arrangements, as concurrent with the termination of Shanghai JNet (as disclosed in Footnote 4(b) of the Company’s consolidated financial statements on page F-34), any unpaid post-acquisition settlement consideration as of December 31, 2011 was agreed by both parties to be waived.

In response to the Staff’s comment, in future filings of its Form 20-F, the Company will reflect the following amendments in “Note 4 (b)—Deconsolidation of Shanghai JNet” in the Company’s consolidated financial statements:

“On December 26, 2011, the termination of all VIE agreements entered into between the Company, Shanghai JNet and its nominee shareholders resulted in the deconsolidation and the effective disposal of Shanghai JNet back to the sellers in exchange for non-cash consideration. Concurrent with the termination of all VIE agreements, the following terms were agreed:

(i)            The transfer of Shanghai JNet’s shares from these nominee shareholders back to Mr. Mei Yongkai;

(ii)           The Company agreed to waive the outstanding loan receivable balances of RMB48,654,000 from the sellers; and

(iii)          The sellers agreed to waive the remaining acquisition consideration of US$7,075,000 and the post-acquisition settlement consideration of US$2,803,000.

The Company terminated all of the VIE agreements between the Company, Shanghai JNet and the nominee shareholders of Shanghai JNet because the costs of maintaining Shanghai JNet’s operations, including the costs of post-acquisition settlement consideration incurred and the efforts expended to integrate Shanghai JNet’s operations and personnel with the Company’s overall operations, outweighed the benefit of Shanghai JNet’s deteriorating percentage contribution of revenue to the Company.”

7.                                           In your cost of revenue discussion on page 56, you refer to the 2009 effect of the amortization of acquired intangible assets associated with the JNet Group. Supplementally explain why you have not reclassified the amortization expense associated with these intangible assets considering you deconsolidated Shanghai JNet and presented its operations as discontinued operations for all periods presented.

The Company respectfully advises the Staff that the 2009 amortization of acquired intangible assets associated with the JNet Group was properly reclassified to discontinued operations, but the disclosure was inadvertently not updated to reflect this fact. Given 2009 will not be presented in this year’s Form 20-F, the Company has reassessed and concluded that there were no other significant cost drivers that would have required discussion in lieu of removing the discussion concerning the effects of the amortization of the acquired intangibles.

Item 19. Exhibits, page 110

Exhibits 15.1 and 15.2

8.                                           Please revise the above-referenced exhibits to consent to the incorporation by reference of counsel’s opinion in the Forms S-8, file numbers 333-172962 and 333-176751, initially filed on March 21, 2011 and September 9, 2011, respectively.

                  In revising, refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion.

In response to the Staff’s comment, the Company has attached hereto as Exhibit I and Exhibit II revised form of consents of the Company’s Cayman Islands and PRC legal counsels, respectively, and will file such consents as exhibits to future filings of its Form 20-F.

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If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Song Wang
Song Wang
Chairman and Chief Executive Officer

cc:
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
John Qian, Partner, Ernst & Young Hua Ming LLP

Exhibit I

, 2013

ChinaCache International Holdings Ltd.

6/F., Block A, Galaxy Plaza

No.10 Jiuxianqiao Road Middle

Chaoyang District

Beijing, 100015

People’s Republic of China

Dear Sirs,

Re: ChinaCache International Holdings Ltd.

We consent to the reference to our firm under the heading “Item 10.E - Additional Information - Taxation” in ChinaCache International Holdings Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on or around April     , 2013, and further consent to the incorporation by reference into the Registration Statement (Form S-8 No. 333-172962) pertaining to the 2007, 2008 and 2010 Share Incentive Plans of ChinaCache International Holdings Ltd. (the “Company”) and the Registration Statement (Form S-8 No. 333-176751) pertaining to the 2011 Share Incentive Plan of the Company of the summary of our opinion under the heading “Item 10.E - Additional Information - Taxation”  in the Annual Report.  We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the Rules and Regulations of the SEC promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman

Exhibit II

, 2013

ChinaCache International Holdings Ltd.

Scotia Center, 4th Floor, P.O. Box 2804,

George Town, Cayman Islands, British West Indies

Dear Sir/Madam:

We consent to the reference to our firm name under the headings “Item 3.D.—Risk Factors”, “Item 4.B. —Business Overview—Regulation”, “Item 4.C.—Business Overview—Organizational Structure” and “Item 10. E.—Taxation” in ChinaCache International Holdings Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on or around April     , 2013, and further consent to the incorporation by reference into the Registration Statement (Form S-8 No. 333-172962) pertaining to the 2007, 2008 and 2010 Share Incentive Plans of ChinaCache International Holdings Ltd. (the “Company”) and the Registration Statement (Form S-8 No. 333-176751) pertaining to the 2011 Share Incentive Plan of the Company of the summary of our opinion under the headings “Item 3.D.—Risk Factors”, “Item 4.B. —Business Overview—Regulation”, “Item 4.C.—Business Overview—Organizational Structure” and “Item 10. E.—Taxation” in the Annual Report.  We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In providing these consents, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the SEC promulgated thereunder.

Very truly yours,

Han Kun Law Offices